Mail Stop 4561

February 23, 2007

Douglas A. Sabella, President and Chief Executive Officer
Veraz Networks, Inc.
926 Rock Avenue, Suite 20
San Jose, CA 95131

> **RE:** **Veraz Networks, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-138121**
> **Date Filed: January 22, 2007**

Dear Mr. Sabella:

We have the following additional comments relating to the financial statements.

General

1. Update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 41

2. As previously requested, please provide us with the following information in chronological order for stock option grants and other equity related transactions for the options issued subsequent to October 11, 2006 through the date of your response:

    *   The nature and type of stock option or other equity related transaction;
    *   The date of grant/issuance;
    *   Description/name of option or equity holder;
    *   The reason for the grant or equity related issuance;
    *   The number of options or equity instruments granted or issued;

- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

3. Please refer to comment 3 of our letter dated February 8, 2007. We have reviewed your response and note your rationale for reassessing the estimated value of your common stock from October 2006 through December 31, 2006. While we note your consideration for certain events or transactions in determining the value of your common stock at each option grant date between October 2006 and December 2006, it remains unclear what specific methods you used to value your common stock at each grant date. In this regard, it is unclear how you considered the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid") in determining the fair value of your common stock at each grant date. For example, tell us what specific methods noted in the Practice Aid you used in valuing your common stock at each grant date including any changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock during this time frame.

4. Based on your response to the previous comment, we believe that your Critical Accounting Policies and Estimates discussion for stock based compensation should be significantly enhanced to include a discussion of the specific valuation methods used to determine the fair value of the Company's common stock on October 11, 2006, December 11, 2006 and January 17, 2007 as well as any option grants through the date of your response. For any options granted after December 31, 2006, include a discussion of the expected financial impact of such options.

5. When your estimated IPO price range is included in your registration statement, revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement and for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option up through December 31, 2006.

6. We note your response letter dated January 26, 2007, which includes the preliminary price estimate from your underwriters as provided to the Company on

January 17, 2007. We have considered this estimated price range in conjunction with your responses. Please note that we will continue to review the estimated price range and any changes therewith when filed in your amended Form S-1 and may have further comments with regards to the Company's stock valuation analysis.

Note 17. Subsequent Events (unaudited)

(d) Series D Preferred Stock Financing, page F-36

7. We note your response to our comment 20 of our letter dated February 23, 2007 where you indicate that if the Series D Preferred Shares were to convert today, based on the assumed fair value of the common stock of $5.75 per share, the deemed dividend would amount to approximately $2.16 per share. Please provide your calculations to support such amount. Also, assuming the conversion will result in a material reduction in earnings applicable to common shareholders, please revise to include pro forma earnings per share for the latest year and interim period giving effect to the conversion of Series D preferred stock.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further

Douglas Sabella
Veraz Networks, Inc.
February 23, 2007
Page - 4 -

assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc.   James F. Fulton, Jr. Esq.
        by facsimile at 650-849-7400